Stolt Offshore S.A.                                          [GRAPHIC OMITTED]




           Stolt Offshore S.A. Announces Extraordinary General Meeting

London, England - January 19, 2006 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), today announced that an Extraordinary General Meeting of shareholders will be held on February 24, 2006 at 10 am local time, at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg regarding a proposed name change for the Company.

The proposed new name is Acergy S.A. as announced internally today. Following agreement at the Extraordinary General Meeting, the formal name change will be made effective on March 1, 2006.

All shareholders of record as of January 19, 2006 will be entitled to vote at the meeting.

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Stolt Offshore S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contacts:
Deborah Keedy / Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@stoltoffshore.com
julian.thomson@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com

If you no longer wish to receive our press releases please contact: kelly.good@stoltoffshore.com


            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172
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